December 17, 2007

To the Audit Committee of the Board of Directors
 Elcom International, Inc

We have audited the consolidated financial statements of Elcom International, Inc (the “Company”) for the year ended December 31, 2006, and have issued our report thereon dated December 17, 2007. Professional standards require that we provide you with the following information related to our audit.

Our responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated August 23, 2007, our responsibility, as described by professional standards, is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, fraud, or other illegal acts may exist and not be detected by us.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The critical accounting policies used by the Company are described in Note1 and 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2006. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company’s Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements. We agree with management’s elected treatment of the transaction.

Management’s Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management’s knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ slightly from those expected. The most sensitive estimate(s) affecting the financial statements was (were):

We evaluated the key factors and assumptions used to develop the estimates in determining that it is reasonable in relation to the financial statements as a whole.

In preparing the audit for the fiscal year ended December 31, 2006 Elcom’s new management and their former auditors, Vitale Caturano & Company, recognized certain deficiencies in their internal controls This issue arose in relation with a cash deposit made by Elcom to a sales agent of €1,000,000 (approximately $1,200,000) which was in connection with Elcom’s potential bid for government contracts outside the United States. This transaction, which occurred in the 4th quarter of 2006, was completed without formal Board approval. As a result of this discovery, Elcom further reviewed its internal controls. Since such review, Elcom has strengthened its internal controls by adopting additional internal controls policies and procedures relating to cash, cash management and corporate governance. The funds were due to be repaid to Elcom by May 15, 2007, however to date have not been repaid. Elcom has filed a lawsuit for the return of these funds and is currently in discussion with their insurers. In light of this, Elcom has written off the entire balance as a bad debt as of December 31, 2006. Elcom has initiated legal proceedings against the sales agent to recover this amount. There can be no assurances that Elcom will be successful in its actions. Elcom also obtained legal advice in order to assess this matter for violation of the Foreign Corrupt Practices Act and at this time has determined there is no evidence of this transaction being violation of the FCPA.

The second matter which required investigation relates to an executed a document entitled “Agreement to Repay Accrued Salaries” with certain of its employees. Because of previous cash restraints dating as far back as to 2001, certain employees elected to receive lower salaries while Elcom implemented its cost containment programs. Elcom had verbally stated that it intended to repay accrued salaries for its employees, over two quarters, after Elcom achieves cash flow positive. Elcom, for the purposes of its Alternative Investment Market (AIM) listing in 2004, and by virtue of a representation made to Elcom’s Reporting Accountant changed this verbal comment and intent to repay accrued salary amounts into a contractual agreement with employees and therefore the amounts were classified as a liability within the balance sheet from 2004 onwards. Because the arrangement was non-standard Elcom fully disclosed the nature of the arrangements, its intent to pay them, and the amounts involved in its previously issued proxy and financial statements.

The amounts due to executive officers under these arrangements are included in related party accrued salary, bonuses and interest, and the balance due to other employees is included in accrued expenses and other current liabilities. Upon the achievement of positive operating cash flow for two sequential quarterly periods, Elcom will begin to repay the amounts owed to these employees. As of December 31, 2006, the total deferred salary amount was $1,186,000. To date, the conditions precedent have not been met. We have assessed the likelihood of additional loss contingencies associated with these amount and has determined that as of December 31, 2006 and through the date of this letter, that it is neither probable nor reasonably estimable that any additional losses, other than the amounts already accrued be recognized or disclosed. We plan on disclosing such in or financial statements to be filed on Form 10KSB and subsequent interim filings on Forms 10QSB. We will continue to assess the likelihood of the additional loss contingencies on a go-forward basis.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, all of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company’s financial reporting process. Please find our audit adjustments attached as an exhibit to this letter.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor’s report. We are pleased to report that no such disagreements arose during the course of the audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a “second opinion” on certain situations. If a consultation involves application of an accounting principle to the Company’s financial statements or a determination of the type of auditor’s opinion that may be expressed in those situations, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company’s auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Other Information in Documents Containing Audited Financial Statements

The Company’s audited financial statements will be included in its annual report. Our responsibility for other information contained in the annual report does not extend beyond the financial information identified in our audit report. We have no obligation to perform any procedure to corroborate the other information contained in the annual report. However, we read the other information and considered whether such information, or the manner of its presentation, was materially inconsistent with information, or the manner of its presentation, appearing in the financial statements. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or its manner of presentation, appearing in the financial statements.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very Truly Yours,

/s/ Malone & Bailey, P.C.

Malone & Bailey, P.C.